Exhibit 99.(a)(5)(UU)

Press Release

November 8, 2006

E.ON grows sales and adjusted EBIT

•	Positive signal in Endesa acquisition

•	Energy competition and technology initiatives

In the first nine months of 2006, E.ON grew sales by 25 percent to €49,451 million (prior-year figure: €39,520 million) and adjusted EBIT[1] by 10 percent to €6,064 million (€5,504 million). As anticipated, net income (after taxes and minority interests) of €2,629 million was below the extraordinarily high prior-year figure.

Positive effects from new consolidations and volume growth

The Central Europe market unit increased adjusted EBIT by 10 percent to €3,243 million (€2,945 million). Pan-European Gas’s adjusted EBIT of €1,592 million was 42 percent above the prior-year figure (€1,125 million). The earnings improvement at both market units is attributable to power and gas price developments, the inclusion of newly consolidated companies in Eastern Europe and the United Kingdom, and weather-driven increases in sales volumes, particularly in the natural gas business. However, adjusted EBIT was negatively impacted by the consequences of the government regulation of network charges in Germany.

U.K. performance improves

At the U.K. market unit, strong second and third quarters counteracted the earnings decline of the first three months of the year. Key factors were cost initiatives and better generation value. U.K.’s nine-month adjusted EBIT of €710 million was nearly at the prior-year level (€715 million).

By contrast, Nordic’s adjusted EBIT declined significantly, from €581 million to €437 million, due to lower hydropower generation and
E.ON AG E.ON Platz 1 D-40479 Düsseldorf For information please contact: Dr. Peter Blau T: +49-211-4579-628 F: +49-211-4579-629 Josef Nelles T: +49-211-4579-544 F: +49-211-4579-566 www.eon.com

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increased taxes on hydro and nuclear assets. U.S. Midwest’s adjusted EBIT rose slightly, from €277 million to €285 million, primarily due to favorable exchange-rate effects.

Outlook confirmed

With E.ON’s positive operating performance continuing in the third quarter, the company continues to expect its adjusted EBIT for 2006 to surpass the high prior-year level. However, it will not repeat the extraordinarily high net income figure posted in 2005, which resulted in particular from the book gains on its successful Viterra and Ruhrgas Industries disposals.

E. ON makes progress in Endesa transaction

E. ON CEO Wulf H. Bernotat commented: “Our solid earnings development for the first nine months demonstrates that we’re on course to achieve our growth targets.” There were also positive developments in the planned acquisition of Endesa, a Spanish energy utility. In early April, the EU Commission gave E.ON unconditional antitrust approval for the transaction. Spain’s National Energy Commission (CNE) approved the transaction in July but attached far-reaching conditions. E.ON’s appeal of these conditions to Spain’s Industry Ministry was successful. Late last week, the ministry amended several critical aspects of the CNE’s conditions. Most importantly, the revised conditions no longer contain any asset-disposal requirements. Bernotat said: “This development demonstrates that resolutely pursuing our objectives has paid off. We now expect Spain’s stock-market regulator (CNMV) to move quickly to approve our offer. Now Endesa shareholders will finally have the opportunity to decide for themselves. Our offer of €35 per share is very attractive and open to all shareholders. We continue to be confident that we’ll bring the transaction to a successful conclusion.”

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Pacesetter in energy markets, technology, and supply

E.ON is resolutely pursuing other strategic projects along with the Endesa acquisition. In late August, E.ON concluded agreements with Gazprom for the supply of a total of 400 billion cubic meters of natural gas through 2036, thereby making a significant contribution to Europe’s long-term natural gas supply. In October, E.ON announced a far-reaching initiative to enhance competition on power and natural gas markets. E.ON intends to significantly expand cross-border electricity transfer capacity in order to improve international power trading and thus power availability. This objective will also be served by the establishment of a European power exchange which E.ON intends to foster. E.ON is also committed to rapidly connecting to the network any new power station built by a competitor in E.ON’s service territory. E.ON will also work to set new standards for climate protection and energy efficiency. Its plans include constructing the world’s most modern coal-fired power plant, pilot clean-coal generating units, offshore wind farms, and injecting biogas into the natural gas network. Through these initiatives, E.ON is acting today to lay the foundation for its sustained development.

[1]Non-GAAP financial measure; for a reconciliation to net income, see the E.ON Interim Report III/2006, page 9.

This press release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other

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documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This press release may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in its Annual Report, in its interim report or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.